EXHIBIT 99.1

TRX Gold Reports Fourth Quarter and Year-End 2022 Results

Growth Continues at Buckreef Gold

TORONTO, Nov. 30, 2022 (GLOBE NEWSWIRE) -- TRX Gold Corporation (TSX:TNX) (NYSE American:TRX) (the “Company” or “TRX Gold”) today reported its results for the fourth quarter (“Q4 2022”) and year end August 31, 2022. Financial results will be available on the Company’s website on November 30, 2022.

Key highlights for Q4 and Year Ended 2022 include:

  A management team that was laser-focused on execution: The TRX Gold team delivered two mill expansions on site at the Buckreef Gold Project. In Q2 2022, Phase 1 of the 1,000 tpd+ mill was commissioned, allowing for an increase in production rates and plant throughput to 360 tonnes per day (“tpd”). Subsequent to year-end, in September 2022 Buckreef Gold announced successful commissioning of the second phase of the mill expansion to 1,000+ tpd. As a result, since Q2 2022, the production of low-cost, high margin gold ounces has steadily increased each month.
  A reliable, local supply chain and labor force: Thanks to TRX Gold’s local employees, contractors, trades people, material suppliers and service providers, the two mill expansions were delivered on time and on budget, at a capital cost of approximately $5.6 million for both phases. Tanzania continues to prove itself as a country that is self-sufficient, dependable and capable. Thanks to these qualities, Buckreef Gold did not experience any slowdowns or cost overruns caused by ongoing global supply chain challenges.
  Full year and Q4 gold production that exceeded expectations and guidance: For the year ended August 31, 2022, Buckreef Gold poured 8,874 ounces of gold and sold 8,598 ounces of gold. The Company recognized revenue of $15.1 million, cost of sales of $5.7 million and cash costs1 of $665 per ounce of gold, generating a strong full year gross profit of $9.4 million, gross profit margin of 62% and Adjusted EBITDA1 of $3.5 million. For Q4 2022, Buckreef Gold poured 3,619 ounces of gold, a new quarterly production record, exceeding previous production guidance of 750-800 ounces of gold per month. Furthermore, 3,363 ounces of gold were sold, also a new quarterly sales record for the Company, resulting in positive operating cash flow of $2.4 million. Buckreef recognized revenue of $6.0 million in Q4 2022, cost of sales of $1.9 million, and cash costs1 of $560 per ounce of gold, below guidance, generating strong Q4 gross profit of $4.1 million, gross profit margin of 69% and Adjusted EBITDA1 of $2.2 million.
  Drilling at Buckreef Gold resulting in discovery, expansion and definition: In 2022, the Company drilled over 22,000 meters at Buckreef Gold ($3.7 million) including infill drilling, step-out drilling and grade control drilling. During the year, the Company extended Buckreef Gold’s Main Zone by 300 meters or 30%, to 2.0 kilometers, as a result of its northeast step-out drilling program. In Q4 2022, an additional drill rig was added to expand the exploration program and, to date, a total of 22 holes representing over 7,592 meters in the northeast extension of the Buckreef Main Zone, have been completed. The Company executed an infill drill program at the Main Zone, consisting of 16 drill holes, representing 3,695 meters. Also, during Q4 2022, the Company explored under the South Pit and tested the South Zone extension with 24 drill holes, representing 4,255 meters. Results from both programs are pending. Subsequent to year-end, the Company commenced exploration drilling at the Anfield Zone, where the drill rig is now active with 9 drill holes representing 1,650 meters. Assay results from this program are also pending.
  A strong Balance Sheet that is positioned to support expansion and growth: At the end of Q4 2022, TRX Gold had no debt on record, cash of $8.5 million and working capital of $5.4 million after adjusting for liabilities which will only be settled by issuing equity of the Company. During the year, the Company successfully closed three financing transactions providing the Company with additional flexibility and liquidity, if necessary, to help fund acceleration of its growth strategy including: (i) a registered direct offering with a single institutional investor for net proceeds of $6.4 million; (ii) a pre-paid gold purchase agreement with a contract price totaling $5 million with OCIM Metals & Mining SA; and (iii) a purchase agreement with Lincoln Park Capital Fund, LLC (“Lincoln Park”) enabling TRX Gold, in its sole discretion, to sell up to $10 million of its shares to Lincoln Park over a 36-month period.
  Continued commitment to ESG and Health & Safety: In 2022, Buckreef Gold continued to expand its CSR program, successfully partnering with both regional and district Commissioners on school, water and health projects. From an environmental standpoint, Buckreef Gold continued to look for ways in which to employ sustainable mining practices. The operation continues to: (i) utilize the Tanzanian national electricity grid for power which is significantly and increasingly sourced from hydroelectric facilities in Tanzania; (ii) recycle all water used in its operations; (iii) not discharge water from its operations; (iv) employ a workforce that is 100% Tanzanian. In 2022, the Company achieved zero lost time to injuries (“LTIs”) and had no confirmed COVID-19 cases at site. Subsequent to year-end the Company achieved a significant safety milestone of 1.0 million operating hours with no LTIs.

TRX Gold’s CEO, Stephen Mullowney comments: “2022 has been an outstanding year for TRX Gold and Buckreef Gold. We could not be happier with the progress that we’ve made on all fronts, including building and expanding our mill, increasing gold production, increasing our expertise and skill-set on site and at the corporate office, and significantly improving the Company’s Balance Sheet. We have demonstrated what a dedicated and ambitious group can accomplish within 12 months, and we now look forward to 2023 to continue to move in the same direction. In 2023, our commitment to creating stakeholder value will continue, quite simply, by way of more growth. In less than two years, the Company has been transformed from a cash burning enterprise into a sustainable, stable business with strong local relationships that is poised to provide significant upside through increases in production and continued exploration. Importantly, the option value explicit in exploration is now firmly intact.”

Fiscal 2023 Outlook – Planning For More Growth

  Gold production from the 1,000+ tpd processing plant at Buckreef Gold is expected to be between 20,000 - 25,000 ounces at total average cash costs2 of $750 - $850 per ounce. Gold production is expected to be lower in the first half of fiscal 2023 (“F2023”) due to the ramp-up and commissioning of the processing plant during Q1. Higher production is expected in the second half (H2) of the year once the ramp-up is complete and the processing plant achieves steady state operation at nameplate capacity of 1,000+ tpd.
  Operating cash flow from the 1,000+ tpd processing plant will be reinvested into the Buckreef Gold project with a focus on value enhancing activities, including: (i) exploration and drilling with a focus on potential resource expansion at Buckreef Main (northeast and south), Buckreef West, Anfield, Eastern Porphry extension, Bingwa and Tembo; (ii) additional capital programs focused on further plant expansions and production growth; and (iii) enhanced CSR/ESG programs.
  The Company is evaluation a project aimed at increasing the average annual throughput by 75-100% through the addition of a new ball mill. Detailed engineering and procurement of equipment has commenced. Upon a positive construction decision, the expansion project is expected to start in F2023.
  Sustaining capital, excluding waste rock stripping, includes certain one-time expenditures including final road realignment around the Special Mining License (SML) which will enable full life of mine access to the Main Zone. Sustaining capital also includes infrastructure investments, for example: construction of a significantly expanded tailings storage facility (TSF), and procurement of heavy plant equipment, including a wheel loader, grizzly, forklift, crane and light vehicles to support the expanded production.
  Exploration spending in F2023 includes diamond drill and reverse circulation drilling services provided by STAMICO for a program which includes: brownfields drilling at Buckreef Main Zone (NE and SW), Buckreef West, Eastern Porphyry, and greenfield drilling at Anfield. Sterilization drilling will commence at site expansion facilities, including tailings storage and waste rock facilities.
  The Sulphide Development Project, in which the ‘sulphide ore’ encompasses approximately 90% of the Buckreef Main Zone’s Measured and Indicated Mineral Resources, is a key mid-to-long term value driver. Unlocking this value is an important business objective for the Company. The Sulphide Development Project will evaluate the options for a high return large scale project. It is the goal of the Company to exceed the metrics outlined in the 2018 Technical Report3, including annual production and strip ratio. TRX continues to work with its principal consultants on advancing the Sulphide Development Project, including advanced metallurgical testing across the deposit, geotechnical studies for a deeper pit, and assessing a significantly larger sulphide ore processing facility.

Qualified Person

Mr. Andrew Mark Cheatle, P.Geo., MBA, ARSM, is the Company’s Qualified Person under National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”) and has reviewed and assumes responsibility for the scientific and technical content in this press release.

Q4 2022 and Full Year 2022 Results Conference Call and Webcast Details

When: Monday, December 5, 2022 at 11:00 AM EST
Webcast URL: https://services.choruscall.ca/links/trxgold2022ye.html
Conference call numbers:
Canada/USA TF: 1-800-319-4610
International Toll: +1-604-638-5340
A replay will be made available for 30 days following the call on the Company’s website.

Corporate video of the Buckreef Gold Project

To view our latest corporate video, click here

About TRX Gold Corporation

TRX Gold is rapidly advancing the Buckreef Gold Project. Anchored by a Mineral Resource published in May 2020, the project currently hosts an NI 43-101 Measured and Indicated Mineral Resource of 35.88 MT at 1.77 g/t gold containing 2,036,280 ounces of gold and an Inferred Mineral Resource of 17.8 MT at 1.11 g/t gold for 635,540 ounces of gold. The leadership team is focused on creating both near-term and long-term shareholder value by increasing gold production to generate positive cash flow. The positive cash flow will be utilized for exploratory drilling with the goal of increasing the current gold Resource base and advancing the Sulphide Ore Project which represents 90% of current gold Resources. TRX Gold’s actions are led by the highest ESG standards, evidenced by the relationships and programs that the Company has developed during its nearly two decades of presence in Geita Region, Tanzania.

Non-IFRS Performance Measures

The company has included certain non-IFRS measures in this new release. Refer to pages 32 and 33 of the Company’s August 31, 2022 MD&A for an explanation, discussion and reconciliation of non-IFRS measures. The Company believes that these measures, in addition to measures prepared in accordance with International Financial Reporting Standards (“IFRS”), provide readers with an improved ability to evaluate the underlying performance of the Company and to compare it to information reported by other companies. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures presented by other issuers.

Forward-Looking Statements

This press release contains certain forward-looking statements as defined in the applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Forward-looking statements relate to future events or future performance and reflect TRX Gold management’s expectations or beliefs regarding future events and include, but are not limited to, statements with respect to continued operating cash flow, expansion of its process plant, estimation of mineral resources, ability to develop value creating activities, recoveries, subsequent project testing, success, scope and viability of mining operations, the timing and amount of estimated future production, and capital expenditure.

Although TRX Gold believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance. The actual achievements of TRX Gold or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in costs; future prices of gold and other minerals; mining method, production profile and mine plan; delays in exploration, development and construction activities; changes in government legislation and regulation; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business. These risks are set forth in reports that TRX Gold files with the SEC and the various Canadian securities authorities. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml and the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

The information contained in this press release is as of the date of the press release and TRX Gold assumes no duty to update such information.

For investor or shareholder inquiries, please contact:

Investors
Christina Lalli
Vice President, Investor Relations
TRX Gold Corporation
+1-438-399-8665
c.lalli@TRXgold.com
www.TRXgold.com

1 Refer to “Non-IFRS Performance Measures” section.
2 Refer to “Non-IFRS Performance Measures” section.
3 NI 43-101 Technical Report: Updated Mineral Resource Estimate for the Buckreef Gold Mine Project, Tanzania, East Africa” prepared by Virimai Projects (“Virimai”), effective date May 15, 2020, was filed as an exhibit to Form 6-K on June 23, 2020, as amended on July 20, 2021, and on SEDAR on June 23, 2020.